UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person THE COCA-COLA COMPANY

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person THE COCA-COLA TRADING COMPANY LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person COCA-COLA OASIS LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 31 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 30 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.         Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On October 17, 2014, Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly owned subsidiary of The Coca-Cola Company, Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) and certain of Coke Consolidated’s wholly-owned subsidiaries identified on the signature pages thereto entered into an Asset Exchange Agreement filed herewith as Exhibit 99.2 (the “Asset Exchange Agreement”), pursuant to which the parties have agreed to exchange certain assets of CCR relating to the marketing, promotion, distribution and sale of Coca-Cola and other beverage products in the territory currently served by CCR’s facilities and equipment located in Lexington, Kentucky (the “CCR Territory”), including the rights to produce such beverages in the CCR Territory (the “CCR Business”), for certain assets of Coke Consolidated relating to the marketing, promotion, distribution and sale of Coca-Cola and other beverage products in the territory currently served by Coke Consolidated’s facilities and equipment located in Jackson, Tennessee (the “CCBCC Territory”), including the rights to produce such beverages in the CCBCC Territory (the “CCBCC Business”).  Under the Asset Exchange Agreement, CCR has agreed to assume certain liabilities and obligations of Coke Consolidated relating to the CCBCC Business and Coke Consolidated has agreed to assume certain liabilities and obligations of CCR relating to the CCR Business.

Subject in each case to certain adjustments as set forth in the Asset Exchange Agreement, (i) the aggregate value of the CCBCC Business in the CCBCC Territory is approximately $27.3 million, provided that the base value of the assets to be exchanged by Coke Consolidated after deducting the value of certain retained assets and retained liabilities is approximately $26.5 million, and (ii) the aggregate value of the CCR Business in the CCR Territory is approximately $37.8 million, provided that the base value of the assets to be exchanged by CCR after deducting the value of certain retained assets and retained liabilities is approximately $36.2 million. To the extent that the value of the assets to be acquired by CCR under the Asset Exchange Agreement is not equal to the value of the assets to be acquired by Coke Consolidated under the Asset Exchange Agreement, as finally determined thereunder, either CCR or Coke Consolidated will be obligated to make a cash payment to the other party equal to the difference.  The closing of the transactions contemplated by the Asset Exchange Agreement is expected to occur in the first half of 2015.

Consummation of the transactions contemplated by the Asset Exchange Agreement is subject to a number of conditions precedent, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the Asset Exchange Agreement and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (iv) the receipt and delivery of certain third party consents, (v) agreement upon matters related to the financial methodology underlying certain financial information, (vi) the receipt of a private letter ruling from the Internal Revenue Service to the effect that the franchise rights being transferred by CCR and the franchise rights being transferred by Coke Consolidated are of like kind under Section 1031(a) of the Internal Revenue Code, (vii) agreement upon matters related to the age and condition of certain fleet assets and vending equipment to be transferred at the closing, (viii) no material adverse effect having occurred with respect to the CCR Business or the CCBCC Business, (ix) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (x) the execution of certain agreements or other documents regarding (A) employee matters, (B) transition services to be provided by CCR to Coke Consolidated (if necessary), (C) the supply of finished goods by CCR to Coke Consolidated, (D) logistics and transportation services to be provided by Coke Consolidated to CCR and (E) the delivery by The Coca-Cola Company of confirmation of certain marketing funding support arrangements. There can be no assurances that these future events will occur or that these conditions will be satisfied or, if not satisfied, waived at closing.

The parties will not enter into a “Comprehensive Beverage Agreement” (as described in Amendments No. 29 and 30 to the Schedule 13D) for the CCR Territory at the closing of the transactions contemplated by the Asset Exchange Agreement; rather, the exchanged assets to be received by Coke Consolidated will include CCR’s rights under existing bottling agreements to produce, promote,  market, distribute and sell beverages bearing trademarks of The Coca-Cola Company (“TCCC Beverages”) or of other third parties to the extent relating to the CCR Business in the CCR Territory. While no production facilities of any of the parties are being exchanged pursuant to the Asset Exchange Agreement, the Asset Exchange Agreement provides that Coke Consolidated will enter into a Finished Goods Supply Agreement with CCR, pursuant to which Coke Consolidated will purchase from CCR substantially all of Coke Consolidated’s requirements in the CCR Territory for TCCC Beverages and expressly permitted existing cross-licensed brands.

The Asset Exchange Agreement includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR and Coke Consolidated regarding the conduct of the CCR Business and the CCBCC Business, respectively, prior to the closing of the transactions contemplated by the Asset Exchange Agreement.  It also includes customary termination rights for both CCR and Coke Consolidated, including the right of each party to terminate the Asset Exchange Agreement if the closing of the transactions contemplated thereby has not occurred on or prior to September 30, 2015.

The representations and warranties of CCR and Coke Consolidated will survive for 18 months following the closing date of the transactions contemplated by the Asset Exchange Agreement, except that the parties’ respective representations and warranties relating to incorporation, authority, no conflicts, title to the exchanged assets and broker fees will not expire, the parties’ respective representations and warranties with respect to environmental matters will survive for five years following such closing date and the parties’ respective representations and warranties with respect to employee benefits matters and tax matters will survive for three years following such closing date. CCR is obligated to indemnify and defend Coke Consolidated for losses in connection with (i) inaccuracies or breaches of representations or warranties (subject to certain customary limitations), (ii) breaches of covenants, (iii) claims relating to the ownership, operation or use of the transferred assets received from Coke Consolidated or the operation of the CCBCC Business to the extent relating to post-closing events, occurrences or actions, (iv) liabilities of the CCR Business retained by CCR and (v) liabilities of the CCBCC Business assumed by CCR. Coke Consolidated is obligated to indemnify and defend CCR for losses in connection with (i) inaccuracies or breaches of representations or warranties (subject to certain customary limitations), (ii) breaches of covenants, (iii) claims relating to the ownership, operation or use of the transferred assets received from CCR or the operations of the CCR Business to the extent relating to post-closing events, occurrences or actions, (iv) liabilities of the CCBCC Business retained by Coke Consolidated and (v) liabilities of the CCR Business assumed by Coke Consolidated.

The foregoing description of the Asset Exchange Agreement is only a summary and is qualified in its entirety by reference to the full text of the agreement (and any exhibits thereto), which is filed herewith as Exhibit 99.2 to this Schedule 13D.

The Asset Exchange Agreement (including any exhibits thereto) has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. There are representations and warranties contained in the Asset Exchange Agreement which were made by the parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of such agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms (including qualification by disclosures that are not necessarily reflected in the agreement).  Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the Asset Exchange Agreement and the exhibits thereto, together with the other information concerning Coke Consolidated, The Coca-Cola Company and CCR that each company or its affiliates publicly files in reports and statements with the Securities and Exchange Commission.

Item 7.         Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2

Asset Exchange Agreement, dated October 17, 2014, by and among Coca-Cola Refreshments USA, Inc., Coca-Cola Bottling Co. Consolidated and certain subsidiaries of Coca-Cola Bottling Co. Consolidated identified on the signature pages thereto.

Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
	Title:	Senior Vice President, General Counsel
Date: October 20, 2014		and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: October 20, 2014	Title:	Vice President

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: October 20, 2014	Title:	Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: October 20, 2014	Title:	Vice President

Exhibit Index

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2

Asset Exchange Agreement, dated October 17, 2014, by and among Coca-Cola Refreshments USA, Inc., Coca-Cola Bottling Co. Consolidated and certain subsidiaries of Coca-Cola Bottling Co. Consolidated identified on the signature pages thereto.

Filed herewith